UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐            No   ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited (the “Issuer”) – Update on SeaMex restructuring

Hamilton, Bermuda | November 2, 2021—Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCPK:SDRLF) and the Issuer announce, further to the announcements made by Seadrill and the Issuer including on June 18 2021, July 2, 2021, August 31, 2021 and September 2, 2021 (the “Previous Announcements”), completion of the business and asset purchase agreement (“SPA”) which has effected the sale of substantially all of the assets of SeaMex Ltd. (provisional liquidators appointed) (“SeaMex”), including the shares in its subsidiaries (the “SeaMex Subsidiaries”) by the joint provisional liquidators of SeaMex to a newly incorporated wholly owned subsidiary of the Issuer.

Consideration for the sale of assets contemplated by the SPA included the release of approximately $300 million of intercompany debt owing to one of the Issuer’s indirect subsidiaries, resulting in a significantly deleveraged capital structure for the SeaMex Subsidiaries. Furthermore, as outlined in the Previous Announcements, the SeaMex Subsidiaries will have access to additional liquidity following a refinancing transaction that completed on August 31, 2021, and receipt of recent payments from their key customer, Pemex Exploración y Producción. Consideration for the sale also included the release of the guarantee provided by SeaMex in respect of the SeaMex Subsidiaries’ new secured notes, with a subsidiary of the Issuer acceding as guarantor in respect of the notes. The completion of the SPA was subject to certain customary conditions, including certain antitrust approvals.

As outlined in the Previous Announcements, completion of the SPA is a key step in the overall restructuring of SeaMex, which has the support of approximately 81% of the Issuer’s secured creditors, and 100% of the SeaMex Subsidiaries’ secured creditors. The sale is at the holding company level only and will not impact the operational activities of the business. There will similarly be no impact to employees, customers or suppliers.

The Issuer continues to take steps to give effect to the restructuring of the Issuer and its 12.0% senior secured notes due 2025 (the “Notes”) as contemplated by the Restructuring Support Agreement entered into between the Issuer and certain of its subsidiaries and approximately 81% of holders of the Notes, dated July 2, 2021. The restructuring of the Issuer is expected to be implemented through a pre-packaged Chapter 11 process. For further details, please refer to the Previous Announcements.

This announcement relates to SeaMex Ltd. and has no relation to Seadrill Limited’s plan of reorganisation (the “Plan”) and therefore does not impact the recoveries existing shareholders of Seadrill Limited will receive under the Plan. Consummation of the Plan is subject to a number of customary terms and conditions, including court approval, which was obtained on October 26, 2021.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 2, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)